Date: August 23, 2012	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: STUDENT TRANSPORTATION INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	28/09/2012
Record Date for Voting (if applicable) :	28/09/2012
Beneficial Ownership Determination Date :	28/09/2012
Meeting Date :	08/11/2012
Meeting Location (if available) :	Toronto, On

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	86388A108	CA86388A1084

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for STUDENT TRANSPORTATION INC.